SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

J.D. Edwards & Company

(Name of Subject Company)

J.D. Edwards & Company

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

281667105

(CUSIP Number of Class of Securities)

Robert M. Dutkowsky

President and Chief Executive Officer

J.D. Edwards & Company One Technology Way

Denver, CO 80237-3000

(303) 334-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

Copies to:

Herbert P. Fockler

Steve L. Camahort

Jose F. Macias

Jon C. Avina

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 4, 8 and 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by J.D. Edwards & Company (“J.D. Edwards”) on June 19, 2003 and subsequently amended June 26, 2003, July 3, 2003, July 8, 2003, July 9, 2003 and July 11, 2003 (the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4. The Solicitation or Recommendation.

The information under the heading “J.D. Edwards’ Reasons for the Offer and the Merger” in Item 4 is hereby amended and restated as follows:

The Board of Directors believes that the offer and the merger are advisable, fair to and in the best interest of, J.D. Edwards and the J.D. Edwards stockholders. At a special meeting of the Board of Directors held on June 1, 2003, at which the original merger agreement and the transactions relating thereto were considered and voted upon, the J.D. Edwards directors unanimously approved the original merger agreement and the merger. On June 15,2003, at a special meeting, the J.D. Edwards’ directors unanimously approved the offer, the Merger Agreement and the merger. The directors unanimously recommend that the holders of Shares accept the offer, tender their Shares and approve the Merger Agreement and the merger.

In the course of reaching its decision to approve the offer and the Merger Agreement, the Board of Directors consulted with J.D. Edwards’ management, as well as its outside legal counsel and its financial advisors, and identified several potential benefits for J.D. Edwards’ stockholders, employees and customers as reasons for that approval. These reasons include, among other things:

—	the Board’s judgment that the combined company will be stronger than either company standing alone, because of their significant complementary strengths and complementary products:

—	PeopleSoft is a leader in providing enterprise applications and services to large enterprises, and J.D. Edwards is a leader is providing enterprise applications and services to mid-market businesses;

—	PeopleSoft has strong human resource products, and J.D. Edwards has strong manufacturing and distribution products;

—	PeopleSoft is a leading provider to the service industries, such as financial services, telecommunications, healthcare, government and education, and J.D. Edwards is a leading provider in manufacturing and distribution industries, including wholesale distribution, industrial, consumer and life sciences; asset-intensive industries; and project and service industries, including construction and real estate;

—	the combined company should have the potential to grow by leveraging a stronger global presence than either company alone;

—	the resulting business should benefit from greater global scale and expertise, along with an opportunity for increased revenue growth and increased margins and profits;

—	the Board’s judgment that the two companies have similar cultures, which should assist integration into one combined business;

—	that, based on the prices of J.D. Edwards and PeopleSoft Common Stock at the time the Merger Agreement was approved by the Board, the value offered in the transaction represented a premium over the price of J.D. Edwards Common Stock then prevailing in the market; and

—	the ability of J.D. Edwards stockholders to elect to receive stock consideration provides them an opportunity to participate in the future growth in value of the combined company following the merger as stockholders of PeopleSoft.

In addition to the anticipated benefits outlined above, in the course of its deliberations, the Board of Directors considered a number of other factors relevant to the offer and the merger, including:

—	historical information concerning J.D. Edwards and PeopleSoft and their respective businesses, financial performance, condition, operations, technology, management and position in their respective industries, and information and evaluations regarding the two companies’ strengths, weaknesses and prospects, both before and after giving effect to the offer and the merger;

—	the potential effect on stockholder value of J.D. Edwards continuing as an independent entity compared to the potential effect of a combination with PeopleSoft in light of the other possible strategic alternatives the Board examined;

—	the presentations of J.D. Edwards’ financial advisor, Morgan Stanley & Co. Incorporated, in connection with its opinion (which opinion is attached to this Statement as Annex B) to the effect that, as of June 15, 2003, and subject to the assumptions, qualifications and limitations set forth in its written opinion, the per share merger consideration to be paid pursuant to the Merger Agreement was fair, from a financial point of view, to holders of J.D. Edwards Common Stock;

—	current financial market conditions and historical market prices, volatility and trading information for J.D. Edwards Common Stock and PeopleSoft Common Stock, and various factors that might affect the market value of PeopleSoft Common Stock in the future;

—	the premium represented by the offer consideration and the premiums paid in other recent transactions that could be viewed as comparable, as well as the negotiations between J.D. Edwards and PeopleSoft relating to the offer consideration;

—	the alternatives available to J.D. Edwards; and

—	the terms of the offer, the Merger Agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the intensive negotiations between PeopleSoft and J.D. Edwards including their negotiations relating to the details of the Merger Agreement, including but not limited to, the conditions to the parties’ obligations to complete the offer and the merger, the details of the “no shop” restrictions on J.D. Edwards and the scope of J.D. Edwards “fiduciary out” from these restrictions, the parties’ termination rights, the termination fee that J.D. Edwards may be required to pay PeopleSoft in certain circumstances and the voting agreements.

The foregoing discussion of factors considered by the Board of Directors is not meant to be exhaustive but includes the material factors considered by the board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the offer, tender their Shares and approve the Merger Agreement and the merger. The Board of Directors did not find it practicable to, and did not, quantify or other wise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board made their respective determination based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors.

The potential negative factors the Board of Directors considered include:

—	the fact that a portion of the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to the changes in PeopleSoft’s trading price in the public market;

—	the fact that pursuant to the Merger Agreement, J.D. Edwards is required to obtain PeopleSoft’s consent before it can take a variety of actions between the signing and the closing of the merger;

—	the risk that potential benefits and synergies sought in the merger may not be fully realized, if at all;

—	the risk that the operations of J.D. Edwards would be disrupted from employee uncertainty following announcement of the offer and the merger;

—	the risk of potential delay or reduction in customer orders;

—	the risk that despite the efforts of the combined company, key technical and management personnel of J.D. Edwards might not choose to remain employed by the combined company;

—	the possibility that the trading price or value of PeopleSoft’s Common Stock may decrease in the future;

—	the adverse effect on J.D. Edwards’ business, operating results and financial condition and the effect on J.D. Edwards’ ability to attract and retain key management, marketing and technical personnel, in the event the offer and the merger were not consummated following public announcement that the Merger Agreement had been entered into; and

—	various other risks associated with the businesses of J.D. Edwards, PeopleSoft and the combined company and the merger, including those described under the section entitled “Risk Factors” in the Prospectus.

The Board of Directors concluded, however, that many of these risks could be managed or mitigated by J.D. Edwards or by the combined company or were unlikely to have a material impact on the offer, the merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the offer and the merger were outweighed by the potential benefits of the offer and the merger.

Since the announcement of the Oracle offer, the Board of Directors has at various times considered the effect of the offer on the likelihood of completing the transaction with PeopleSoft and also its effects on PeopleSoft, J.D. Edwards and the combined company. The Board and management have also discussed at various times the actions of PeopleSoft in response to the Oracle offer, including its program to provide assurances to its customers in response to Oracle’s public statements about its intentions regarding the future of PeopleSoft’s products should Oracle be successful in acquiring PeopleSoft. See Item 8 for a discussion of this customer program.

At the time of the Board’s decision to approve the Merger Agreement on June 15, 2003, J.D. Edwards was aware that PeopleSoft was considering the customer program. The scope and terms of the program, however, had not been finalized at that time, and, the Board did not consider the program when it arrived at its decision to recommend the offer and merger to the J.D. Edwards’ stockholders.

Since that time, PeopleSoft’s implementation of the customer protection program has not caused the Board to reconsider its recommendation to the stockholders. At a meeting of the Board of Directors on July 2, 2003, the Board did discuss, among other things, PeopleSoft’s publicly announced preliminary results of operations for its quarter ended June 30, 2003. As part of this discussion, the Board noted the effect of the customer program on PeopleSoft’s quarterly results. While at that time the Board recognized that the program would create a contingent liability that could affect the financial condition of an acquiror of PeopleSoft, whether in a negotiated or unsolicited transaction, the Board also recognized that:

—	the program did not adversely affect PeopleSoft’s own financial condition, had no impact on PeopleSoft’s own financial statements and appeared to have helped PeopleSoft achieve better than expected results of operations for the second quarter, especially in light of the adverse effect that the Oracle offer may have had on PeopleSoft’s sales efforts;

—	the program was an effective tool for protecting the value of PeopleSoft’s business, an important consideration for the stockholders of J.D. Edwards who would be investors in PeopleSoft following the closing of the offer and merger; and

—	any adverse effect that the program might have on the potential value of PeopleSoft in a future acquisition was outweighed by the risk that the Oracle offer could deny the J.D. Edwards’ stockholders from realizing the benefits of a combination with PeopleSoft, especially given the fact that Oracle had made numerous public announcements that it was not interested in acquiring J.D. Edwards under the terms that it had negotiated with PeopleSoft, if at all.

In approving the Merger Agreement, the Board of Directors was aware of the interests of J.D. Edwards’ management in the merger, as described in the section of the Prospectus entitled “The Merger — Interests of Certain Persons in the Merger.”

Item 8. Additional Information.

The information under the heading “Recent Developments” in Item 8 is hereby amended and restated as follows:

On June 6, 2003, Oracle Corporation announced that it intended to commence a cash tender offer to purchase all of the outstanding shares of PeopleSoft for $16 per share, or approximately $5.1 billion.

On June 8, 2003, PeopleSoft’s board of directors discussed Oracle’s June 6 announcement and formed a committee of independent directors, comprised of Frank J. Fanzilli, Jr., Steven D. Goldby, A. George Battle and Cyril J. Yansouni, to evaluate and assess the terms of Oracle’s tender offer, once announced, in consultation with PeopleSoft’s board of directors’ financial and legal advisors, and make a recommendation to its board.

On June 9, 2003, Oracle Corporation and Pepper Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Oracle, filed a Tender Offer Statement on Schedule TO with the SEC in connection with the Oracle offer.

On June 9, 2003 a purported class action lawsuit was filed in District Court, County of Jefferson, Colorado by J.D. Edwards stockholders against J.D. Edwards’ directors and officers alleging breaches of fiduciary duty by such persons and seeking, among other remedies, to enjoin the transactions contemplated by the merger. The Company believes that the plaintiff’s claims are wholly without merit and will defend against them vigorously.

On June 11, 2003, PeopleSoft’s board of directors, including all of the members of the transaction committee, met with management and the PeopleSoft board’s financial and legal advisors to further consider and discuss the Oracle offer. After careful consideration, including consultation with management and the board’s financial and legal advisors, the committee unanimously concluded that the Oracle offer dramatically undervalued PeopleSoft, would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by Oracle’s tender offer, coupled with Oracle’s stated intent to discontinue our market-leading products, represented a substantial threat to stockholder value, and that the unsolicited and hostile nature of Oracle’s tender offer, combined with Oracle’s statements, was designed to disrupt PeopleSoft’s strong momentum at significant cost to PeopleSoft and its customers. For these and other reasons more fully described in PeopleSoft’s Solicitation/Recommendation on Schedule 14D-9, the committee determined that the Oracle offer was not in the best interests of PeopleSoft’s stockholders and unanimously recommended to the full board of directors that the full board, in turn, recommend that PeopleSoft’s stockholders reject the Oracle tender offer and not tender their shares to Oracle for purchase. The full PeopleSoft board of directors concurred with the committee and, having determined that the Oracle tender offer was not in the best interests of PeopleSoft’s stockholders, unanimously recommended that PeopleSoft’s stockholders reject the offer. PeopleSoft publicly announced the PeopleSoft board’s recommendation on June 12, 2003.

In response to the Oracle offer, on June 12, 2003, J.D. Edwards filed a suit in California Superior Court in the County of San Mateo against Oracle Corporation, Pepper Acquisition Corp. and two of Oracle’s executives alleging violations of California’s Business and Professions Code Section 17200 et seq., intentional interference with prospective economic advantage and negligent interference with prospective economic advantage. The suit seeks compensatory and exemplary damages, as well as preliminary and permanent injunctive relief enjoining the defendants from proceeding with Oracle’s proposed tender offer, taking or attempting to take any other steps to acquire control of PeopleSoft or J.D. Edwards, and otherwise interfering with the completion of the proposed acquisition of J.D. Edwards by PeopleSoft. On June 16, 2003, the Company filed a motion for expedited discovery and a preliminary injunction hearing. On June 17, 2003, Oracle filed a notice of removal of the action to the United States District Court, Northern District of California, San Francisco/Oakland Division. On June 18, 2003, the Company filed a motion to remand the action back to San Mateo County Superior Court. The United States District Court granted our motion to remand on June 20, 2003.

On June 12, 2003, J.D. Edwards filed a suit in District Court for the City and County of Denver, Colorado against Oracle Corporation and its wholly owned subsidiary, Pepper Acquisition Corp., alleging claims for tortious interference with contract and prospective business relations. The suit seeks, among other things, compensatory damages of $1.7 billion and an unspecified amount of punitive damages.

On June 13, 2003, PeopleSoft filed a suit in the California Superior Court for the County of Alameda against Oracle Corporation and Pepper Acquisition Corp. In that suit, PeopleSoft alleged that in connection with Oracle’s proposed tender offer, the defendants have engaged in: (1) unfair trade practices in violation of California’s Business and Professions Code; (2) acts of unlawful interference with our contracts with our customers; (3) acts of unlawful interference with our relationships with prospective customers; and (4) acts of unlawful disparagement of our products and services. PeopleSoft seeks an injunction precluding defendants’ unfair trade practices and other unlawful actions, proceeding further with the tender offer, restitution and damages. On June 17,

2003 Oracle removed the case to federal district court. On June 19, 2003, the case was remanded to the California Superior Court for the County of Alameda.

In addition, thirteen stockholder lawsuits have been filed against PeopleSoft and certain of its directors and executive officers alleging breaches of fiduciary duties by PeopleSoft and such persons and seeking to enjoin transactions contemplated by the merger. The California stockholder lawsuits have been stayed. A plaintiff in one of the Delaware stockholder lawsuits has filed a motion for preliminary injunction.

On June 18, 2003, Oracle Corporation announced that it had amended its offer to purchase all of the outstanding stock of PeopleSoft by increasing the purchase price from $16.00 to $19.50 per share. After careful consideration, including consultation with its management and its board’s financial and legal advisors, the transaction committee unanimously concluded that the previously stated reasons for rejecting the Oracle Offer remained and that the offer consideration undervalued PeopleSoft. As more fully described in PeopleSoft’s amended Schedule 14D-9, the committee determined that the Oracle Offer was not in the best interests of the PeopleSoft stockholders and unanimously recommended to the full PeopleSoft board that it recommend that PeopleSoft stockholders reject the Oracle Offer and not tender their shares to Oracle for purchase. The full board of directors concurred with the committee and, having determined that the revised Oracle Offer was not in the best interests of the stockholders, unanimously recommended that the PeopleSoft stockholders reject the revised Oracle Offer. PeopleSoft publicly announced the board’s recommendation on June 20, 2003.

In addition, on June 18, 2003, Oracle Corporation filed a lawsuit against PeopleSoft, the members of its board of directors and J.D. Edwards in the Delaware Chancery Court. The lawsuit alleges breaches of fiduciary duties against PeopleSoft and its board of directors and seeks injunctive relief requiring (i) rescission of the Merger Agreement; (ii) an injunction against the offer; an order requiring PeopleSoft to redeem its rights plan or amend the plan to permit the Oracle offer to proceed; (iii) an injunction requiring the PeopleSoft board to take action to make Section 203 of the Delaware General Corporation Law inapplicable to the Oracle offer; and (iv) an injunction prohibiting PeopleSoft from implementing a recently announced customer protection program described below, claimed to be an illegal anti-takeover device. The claims against J.D. Edwards are based on aiding and abetting PeopleSoft and the director defendants. The Company and PeopleSoft answered Oracle’s complaint on June 26, 2003, denying all substantive claims. The parties are currently scheduled to confer with the Court on July 25, 2003 about further scheduling a hearing date, if necessary. PeopleSoft is therefore not currently prevented from closing the offer or the merger prior to July 25, 2003 if the respective regulatory and other conditions are met. PeopleSoft and J.D. Edwards believe that the Oracle suit is without merit and intend to vigorously defend this lawsuit as well as other pending litigation relating to the Oracle offer and the offer and the merger.

On June 30, 2003, a purported shareholder class action was filed against J.D. Edwards and the Board of Directors in Delaware Chancery Court. The action asserts claims against the Board of Directors for alleged breaches of fiduciary duties in connection with the Merger Agreement and seeks, among other remedies, to enjoin the transactions contemplated by the merger. J.D. Edwards believes that the plaintiff’s claims are wholly without merit and will defend against them vigorously.

Furthermore, in connection with the Oracle offer, Oracle has made explicit, well-publicized statements of its intentions with respect to PeopleSoft’s products if its acquisition efforts succeed. PeopleSoft has indicated that the Oracle statements have caused PeopleSoft’s existing and potential customers to express concern over the long-term availability and support of PeopleSoft products.

According to PeopleSoft’s public filings with the Securities and Exchange Commission, to minimize a potential loss of business during the Oracle offer, PeopleSoft implemented a program incorporating a contingent change in control provision to its standard perpetual licensing arrangement which provides customers purchasing application licenses with financial protection in the event that an acquiror discontinues the sale, development or support of PeopleSoft applications within a specified period after an acquisition. That financial protection is in the form of a payment generally equal to two to five times the total arrangement fees. The multiple increases as the arrangement fees increase and generally will be paid provided the following events occur:

—	Within one year of the contract effective date, PeopleSoft is acquired or merged, and PeopleSoft is not the acquiror; and

—	Within two years of the contract effective date, the acquiring company: (i) announces its intention to discontinue, or discontinues, support services before the end of the normal support term as defined by PeopleSoft standard policies, or (ii) announces its intention to stop licensing PeopleSoft products to new customers, or (iii) announces its intention not to provide updates or new releases for supportable products, which would, if PeopleSoft were not acquired or merged with the acquired company, have been considered updates or new releases under PeopleSoft standard business policies; and

—	The customer requests the payment in writing by December 31, 2005 and has timely paid for support services in accordance with the terms of the customer’s agreement with PeopleSoft.

PeopleSoft customers retain rights to the licensed products whether or not the customer protection program payments are implicated. No customer is entitled to a refund of arrangement fees paid under the customer’s contract with PeopleSoft, but the customer would be entitled to a payment under the customer protection program if all of the conditions stated above are met.

Item 9. Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(17)	Press release, dated as of July 14, 2003, entitled “Department of Justice Grant of Early Termination Clears Way for PeopleSoft Acquisition of J.D. Edwards” (incorporated by reference to J.D. Edwards’ filing pursuant to Rule 425 under the Securities Act on July 14, 2003).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.D. EDWARDS& COMPANY

By:.	/s/ RICHARD G. SNOW, JR
Name:	Richard G. Snow, Jr.
Title:	Vice President, General Counsel and Secretary

Date: July 14, 2003